DELOITTE CORPORATE FINANCE LLC

STATEMENTS OF FINANCIAL CONDITION
AS OF MAY 31, 2023 AND 2022

	2023	2022
ASSETS		
Cash	$ 54,858,601	$ 64,937,893
Accounts receivable — advisory services, net	3,200,136	2,191,960
Prepaid assets	99,114	120,360
Deferred costs (Note 1)	6,163,054	5,435,567
Goodwill (Note 1)	16,667,959	16,667,959
TOTAL ASSETS	$ 80,988,864	$ 89,353,739
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$ 473,247	$ 114,774
Deferred revenue (Note 1)	6,198,054	5,435,567
Accounts payable — related entity (Note 2)	1,010,265	165,675
TOTAL LIABILITIES	7,681,566	5,716,016
MEMBER'S EQUITY	73,307,298	83,637,723
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 80,988,864	$ 89,353,739

See notes to financial statements.